Exhibit B


                                                                December 4, 2006

General Ronald R. Fogleman
Chairman of the Board of Directors

World Air Holdings, Inc.
The HLH Building
101 World Drive
Peachtree City, Georgia 30269

Dear Sir:

Funds and accounts managed by Clinton Group Inc. ("Clinton") currently beneficially own approximately 5% of the outstanding shares of World Air Holdings, Inc. ("World Air" or the "Company"). As one of the Company's largest investors, we have a substantial interest in seeing its leadership commit to a clear, determined path to delivering maximum value for all shareholders. We have therefore spent a significant amount of time analyzing the business prospects of the Company and the various options available to the Company, and we endeavor to work constructively with management and the board of directors in discussing our analysis.

I am sure that you and your board share similar sentiments with us regarding the recently announced disappointing Q3 results. Following a poor Q2 2006, we were expecting a significant turnaround in terms of financial results in Q3 2006 to restore our confidence in this management team's ability to execute their business plan. While revenue was relatively in line with our expectations, we were disappointed by the significantly higher expense figures for the quarter. Also, it appears that the operating synergies from the North American acquisition neither have been timely achieved nor at the level of the Company's expectations or our expectations for the magnitude of the revenue base. Management has displayed an inability to secure investor credibility, and, as a result, the current stock price fails to reflect a business with over $840 million in annual revenues and operating margin potential of 5 to 10%.

Frankly speaking, there are a few things that puzzle us regarding the overall situation. First, the Company has struggled to complete its filings in a timely fashion, which has further delayed a listing on NASDAQ or NYSE. Secondly, the Company has a relatively small float and limited trading volume. Thirdly, the Company has no meaningful equity research coverage, and it appears that management has had difficulty communicating its story and guidance to the street. Fourthly, the cumbersome Sarbanes-Oxley expenses and other public company expenses seem onerous for a Company of this size. Finally, as one of the largest shareholders of the Company we are frustrated that we have been unable to schedule a timely meeting with management. Taking all of these factors into consideration, we wonder to ourselves why World Air exists as a public entity today?

We applaud the board's proactive posture in terms of seeking to maximize value for all shareholders, and we view the Dutch Tender, though the current stock price is not a successful reflection, as a step in the right direction. Unfortunately, since the formation of a special committee and the engagement of Legacy Partners Group in September 2006, there has been limited communication to the shareholders regarding the scope and progress of this undertaking. We believe that a course of action that the board should focus on (and direct its advisors to do) is to maximize value to shareholders by immediately embarking on a sale of the Company to a strategic or financial sponsor. Having spoken to industry experts and potential acquirers, we believe that such a process would attract interested parties at a substantial premium to the current stock price.

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Given the diversity of our fund strategies at Clinton Group Inc., and our belief in the long-term prospects of the Company, we would welcome an opportunity to evaluate taking a co-investment role as an equity investor alongside a financial sponsor partner or as a mezzanine debt holder.

In addition, the board should compel management to focus on significantly reducing expenses, enhancing timely reporting procedures and improving the forecasting and communication of future results. Simply put, recent results, delayed reporting and poor guidance are unacceptable.

Our first approach is always to attempt to work constructively with management to share ideas regarding how to deliver value for shareholders, and we have stated that we would possibly participate in certain types of transactions. However, if the board fails to expeditiously pursue our stated course of action, we would consider, among other things, seeking board representation at next year's annual meeting through the election of directors who, subject to their fiduciary duties, are dedicated to maximizing shareholder value through a sale process.

Please feel free to contact Conrad Bringsjord, Managing Director, at 212-377-4224 or Joseph De Perio, Vice President, at 212-739-1833 at Clinton to discuss any and all issues further at your convenience.


Sincerely,


/s/ Conrad Bringsjord
-------------------------
Conrad Bringsjord
Managing Director
Portfolio Manager Event Driven and Activist Investments